AVVAA WORLD HEALTH CARE PRODUCTS, INC.

BOX 459, 1710 SHUSWAP AVE.

LUMBY, BC, CANADA V0E 2G0

(250) 547-2048

October 3, 2006

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	AVVAA World Health Care Products, Inc.
File No. 333-134321

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-134321, to 9:00 A.M. Eastern Standard Time on October 5, 2006, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

AVVAA WORLD HEALTH CARE PRODUCTS, INC.

/s/ Jack Farley______________

JACK FARLEY

Chief Executive Officer and Director